UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	COMPUTERSHARE TRUST COMPANY OF CANADA

B.	(1)	This is [check one]:

	☒	An original filing for the Filer.

	☐	An amended filing for the Filer.

	(2)	Check the box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	SHAW COMMUNICATIONS INC.

	Form type:	Registration Statement on Form F-10

	File number (if known):	333-209068

	Filed by:	SHAW COMMUNICATIONS INC.

	Date filed (if filed concurrently, so indicate):	January 20, 2016
(Form F-X filed concurrently with Form F-10.)

D.	The Filer is incorporated or organized under the laws of:

CANADA

and has its principal place of business at:

600, 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8 Telephone: (403) 267-6508 Attention: Manager Corporate Trust

E.	The Filer designates and appoints Computershare Trust Company, N.A. (the “Agent”), located at:

350 Indiana Street Suite 750 Golden, CO 80401 Telephone: (303) 262-0707

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Commission; and

	(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on January 20, 2016 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	(a)	The Filer, in its status as trustee with respect to securities registered on Form F-10, stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

	(b)	The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with the amendment being filed.

G.	Not Applicable.

THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, this 20th day of January, 2016.

Filer: COMPUTERSHARE TRUST	By:	/s/ Laura Leong
COMPANY OF CANADA	Name:	Laura Leong
	Title:	Corporate Trust Officer

This statement has been signed by the following person in the capacity and on the date indicated.

Computershare Trust Company, N.A. As Agent for Service of Process for COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ John M. Wahl
Name:	John M. Wahl
Title:	Trust Officer
Date:	January 20, 2016